UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                        Vulcan International Corporation
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  929136109000
                                  ------------
                                 (CUSIP Number)

                                Mr. Ronald Gross
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                            New York, New York 10019
                                 (212) 974-5700
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                November 26, 2002
                                -----------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

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  CUSIP No. 929136109000                13D                 Page 2 of 7 Pages
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  1   NAMES OF REPORTING PERSONS

      Barington Companies Equity Partners, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      13-4088890
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                    [  ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
        NUMBER OF             7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                 0
      OWNED BY EACH         ----------------------------------------------------
        REPORTING             8     SHARED VOTING POWER
       PERSON WITH
                                    0
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    0
                            ----------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                   [  ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

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  CUSIP No. 929136109000                13D                 Page 3 of 7 Pages
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS

      Ramius Securities, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      58-2253019
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                    [  ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
        NUMBER OF             7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                 0
      OWNED BY EACH         ----------------------------------------------------
        REPORTING             8     SHARED VOTING POWER
       PERSON WITH
                                    0
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    0
                            ----------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                       [  ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  Schedule 13D

Item 1.   Security and Issuer.

      This Amendment No. 3 amends and supplements the Schedule 13D, dated October 1, 2001, as amended to date (this "Statement"), filed with the Securities and Exchange Commission by Barington Companies Equity Partners, L.P. and Ramius Securities, LLC with respect to the Common Stock, $.01 par value (the "Common Stock"), of Vulcan International Corporation, a Delaware corporation ("Vulcan"). The principal executive offices of Vulcan International Corporation are located at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801.

Item 2.   Identity and Background.

      The information contained in Item 2 of this Statement is hereby amended as follows:

      (a) - (c) This statement is being filed by Barington Companies Equity Partners, L.P. ("Barington") and Ramius Securities, LLC ("Ramius," and collectively with Barington, the "Reporting Entities").

      Barington is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington is Barington Companies Investors, LLC ("BCI"). BCI is a Delaware limited liability company formed to be the general partner of Barington. The address of the principal business and principal offices of BCI is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the President and Chief Executive Officer of BCI. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Ramius is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal offices of Ramius is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The managing member of Ramius is Ramius Capital Group, LLC ("RCG"). RCG is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal offices of RCG is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The managing member of RCG is C4S, LLC ("C4S"). C4S is a Delaware limited liability company formed to be the managing member of RCG. The address of the principal business and principal offices of C4S is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss is a managing member of C4S. The business address of each of Messrs. Cohen, Stark and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

Item 3.   Source and Amount of Funds or Other Consideration.

      Not applicable.

Item 4.   Purpose of Transaction.

      The information contained in Item 4 of this Statement is hereby supplemented as follows:

      On November 26, 2002, Barington sold 38,500 shares of Common Stock to Vulcan for total proceeds of $1,503,013.00.

      On November 26, 2002, Ramius sold 32,200 shares of Common Stock to Vulcan for total proceeds of $1,258,698.00.

Item 5.   Interest in Securities of the Issuer.

      (a) The information contained in Item 4 of this Statement is hereby amended as follows:

      As of the date hereof, the Reporting Entities own an aggregate of zero shares of Common Stock of Vulcan.

      As of the date hereof, Barington beneficially owns an aggregate of zero shares of Common Stock of Vulcan.

      As of the date hereof, Ramius beneficially owns an aggregate of zero shares of Common Stock of Vulcan.

      (b) None.

      (c) None.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None.

Item 7.  Material to be Filed as Exhibits.

      None.

                                   SIGNATURES


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  December 5, 2002


                              BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                              By:  Barington Companies Investors, LLC, its
                                   general partner

                              By: /s/ James A. Mitarotonda
                                 ------------------------------------------
                              Name:  James A. Mitarotonda
                              Title: President and Chief Executive Officer



                              RAMIUS SECURITIES, LLC

                              By: Ramius Capital Group, LLC, its managing member

                              By: /s/ Jeffrey M. Solomon
                                 ------------------------------------------
                              Name:  Jeffery M. Solomon
                              Title: Authorized Signatory